Exhibit (h)(8)

May 28, 2021

Krane Funds Advisors, LLC

1270 Avenue of the Americas, 22nd Floor

New York, New York 10020

RE: Contractual Waiver

Dear Board of Trustees of KraneShares Trust:

We are writing to confirm our agreement that Krane Funds Advisors, LLC (the “Adviser”) will waive its management fee charged to the KraneShares MSCI All China Index ETF (formerly, KraneShares FTSE Emerging Markets Plus ETF) (the “Fund”) to the extent of the amount of any Acquired Fund Fees and Expenses (“AFFE”) incurred by the Fund that are attributable to the Fund’s investment in the KraneShares Bosera MSCI China A Share ETF (“KBA”) as reflected in the Fund’s then-current Fees and Expenses table in its Prospectus. This undertaking will continue in effect for so long as the Fund invests in KBA until August 1, 2022. This undertaking is entered into notwithstanding the terms of the Investment Advisory Agreement between the Adviser and KraneShares Trust, dated October 5, 2017, which provides that the Adviser is not responsible for paying AFFE incurred by the Fund.

The waiver described herein replaces and terminates the current contractual waiver in place for the Fund with respect to AFFEs incurred by the Fund attributable to the Fund’s investment in KBA. We further agree that this agreement can only be terminated or amended upon the approval of the Fund’s Board of Trustees, except that it will automatically terminate if the Adviser’s Investment Advisory Agreement with the Fund or KBA terminates.

Very truly yours,
Krane Funds Advisors, LLC

By:	/s/ Jonathan Krane
Jonathan A. Krane
President